[TAC ACQUISITION CORP. LETTERHEAD]

June 24, 2005

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Duc Deng

Re:	TAC Acquisition Corp. – Registration Statement on Form S-1
(File No. 333-123382) and Form 8-A (Registration No. 000-51340)

Ladies and Gentlemen,

In accordance with Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Form S-1”), to 1:00 p.m. on June 28, 2005, or as soon as thereafter as practicable.

Also, in accordance with Section 12(g) of the Securities Exchange Act of 1934, as amended, and the General Instructions to Form 8-A, we respectfully request that the above-referenced Form 8-A become effective upon the effectiveness of the Form S-1.

TAC Acquisition Corp.

By:	/s/ Saul B. Rosenthal
Name: Saul B. Rosenthal Title: President